UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CERADYNE, INC.

(Name of Subject Company (Issuer))

3M COMPANY

CYBORG ACQUISITION CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

156710105

 (CUSIP Number of Class of Securities)

Gregg M. Larson

Deputy General Counsel and Secretary

3M Company

3M Center

St. Paul, Minnesota 55144

(651) 733-2204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Christopher E. Austin

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$860,567,120	$117,381.36

*  Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 24,587,632 shares of common stock, $0.01 par value per share, of Ceradyne, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing as of September 28, 2012 (i) 24,047,187 Shares issued and outstanding, (ii) 201,875 Shares issuable upon the exercise of outstanding options and (iii) 338,570 Shares issuable upon the exercise of outstanding restricted stock units), multiplied by (b) the offer price of $35.00 per Share.

**          The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #7 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$117,381.36	Filing Party:	3M Company, Cyborg Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	October 15, 2012

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on October 15, 2012 by Cyborg Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of 3M Company, a Delaware corporation (“3M”), to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Ceradyne, Inc., a Delaware corporation (“Ceradyne”), at a price of $35.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 2012 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 2.    Subject Company Information

Section 8—“Certain Information Concerning Ceradyne—Prospective Financial Information” of the Offer to Purchase is hereby amended by:

On page 18, replacing the lead-in sentence of each table and the tables and footnotes in their entirety with the following lead-in sentences, tables and footnotes:

The following is a summary of the prospective financial information Ceradyne provided to 3M on June 28, 2012:

	Fiscal Year Ended December 31,
	2012E	2013E	2014E	2015E	2016E
	(amounts in millions)
Revenue	$529.9	550.0	605.0	713.2	842.1
Gross Profit	$142.9	169.9	192.7	231.1	270.8
EBITDA	$87.5	118.1	139.0	169.3	200.1
EBIT	$51.5	75.0	91.1	119.1	147.3
Net Cash Provided by Operating Activities(1)	$82.3	97.6	110.9	116.5	120.2

Reconciliation of Non-GAAP Measures to GAAP Net Income(2)
EBITDA	$87.5	118.1	139.0	169.3	200.1
Less: depreciation and amortization	$36.0	43.1	47.9	50.2	52.8
EBIT	$51.5	75.0	91.1	119.1	147.3
Less: restructuring—plant closure	$0.7	—	—	—	—
Less: acquisition related charge	$1.3	1.3	1.3	1.3	1.3
Less: other income expense, net	$2.2	(4.5)	(7.8)	(9.5)	(11.6)
Less: provision for taxes	$17.8	29.1	36.3	47.4	58.7
Net income(3)	$29.5	49.1	61.3	79.9	98.9

The following is a summary of the updated prospective financial information Ceradyne provided to 3M on July 27, 2012:

	Fiscal Year Ended December 31,
	2012E	2013E	2014E	2015E	2016E
	(amounts in millions)
Revenue	$474.5	550.0	605.0	713.2	842.1
Gross Profit	$131.1	169.9	192.7	231.1	270.8
EBITDA	$77.3	115.6	136.3	166.5	197.1
EBIT	$40.4	73.5	89.5	117.5	145.6
Net Cash Provided by Operating Activities(1)	$59.2	94.5	100.9	105.2	110.2

Reconciliation of Non-GAAP Measures to GAAP Net Income(2)
EBITDA	$77.3	115.6	136.3	166.5	197.1
Less: depreciation and amortization	$36.9	42.1	46.8	49.0	51.5
EBIT	$40.4	73.5	89.5	117.5	145.6
Less: restructuring—plant closure	$0.7	—	—	—	—
Less: acquisition related charge	$0.9	0.9	0.9	0.9	0.9
Less: other income expense, net	$2.2	(4.4)	(7.8)	(9.4)	(11.5)
Less: provision for taxes	$14.5	30.8	38.6	50.4	62.5
Net income(3)	$22.1	46.2	57.8	75.6	93.7

The following is a summary of the updated prospective financial information Ceradyne provided to 3M on September 5, 2012:

	Fiscal Year Ended December 31,
	2012E	2013E	2014E	2015E	2016E
	(amounts in millions)
Revenue	$461.2	528.0	585.0	703.2	827.1
Gross Profit	$130.7	164.2	183.9	223.1	262.6
EBITDA	$75.1	109.3	126.5	157.4	187.9
EBIT	$38.8	68.2	80.7	109.4	137.4
Net Cash Provided by Operating Activities(1)	$63.0	79.8	93.6	95.3	100.8

Reconciliation of Non-GAAP Measures to GAAP Net Income(2)
EBITDA	$75.1	109.3	126.5	157.4	187.9
Less: depreciation and amortization	$36.3	41.1	45.8	48.0	50.5
EBIT	$38.8	68.2	80.7	109.4	137.4
Less: restructuring—plant closure	$0.7	—	—	—	—
Less: acquisition related charge	$0.9	0.9	0.9	0.9	0.9
Less: other income expense, net	$3.8	(4.4)	(7.8)	(9.5)	(11.5)
Less: provision for taxes	$13.2	28.7	35.0	47.2	59.2
Net income(3)	$20.2	43.0	52.6	70.8	88.8

(1)                                 Net cash provided by operating activities consists of (i) net income plus (ii) depreciation and amortization, increases or decreases in net working capital and certain other adjustments, and it excludes (i) purchases of property, plant and equipment, (ii) purchases or sales of marketable securities, (iii) dividends paid, (iv) payments made on long-term debt and (v) certain other adjustments.

(2)                                 The reconciliation of non-GAAP measures to GAAP net income data was not provided by Ceradyne to 3M.  The reconciliation information included herein is based solely on the reconciliation of such non-GAAP measures that was included in the Schedule 14D-9.

(3)                                 Net income data may include incidences of immaterial rounding to arrive at net income.

Item 11.    Additional Information.

Section 15—“Certain Legal Matters—Antitrust Compliance” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs:

On October 15, 2012, the FTC granted Purchaser’s request for early termination of the waiting period required under the HSR Act, thus ending the required waiting period with respect to the Offer and the Merger.

3M filed the required notice forms with the FCO on October 16, 2012 and received clearance from the FCO on October 30, 2012.

On October 18, 2012, 3M filed the required notice forms with the FCA.

Section 15—“Certain Legal Matters—Litigation” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Litigation.            Between October 9 and October 19, 2012, four plaintiffs filed putative class actions against Ceradyne, its directors, 3M and Purchaser in connection with the Offer and the proposed Merger.  Two suits were filed in California Superior Court for the County of Orange and two suits were filed in the Delaware Court of Chancery.  The suits seek principally to enjoin the Offer and the proposed Merger, and allege that the defendants breached and/or aided and abetted the breach of their fiduciary duties to Ceradyne by seeking to sell Ceradyne through an allegedly unfair process and for an unfair price and on unfair terms, and/or by allegedly failing to make adequate disclosures to Ceradyne stockholders regarding the Offer and the proposed Merger.  The California Superior Court, upon the parties’ stipulation, consolidated those two actions, set an expedited briefing schedule, and set a preliminary injunction hearing for November 26, 2012.  The Delaware Chancery Court similarly consolidated the two Delaware actions, and on November 2, 2012 denied the plaintiffs’ motion for expedited proceedings, ruling that the plaintiffs had presented no colorable claims.  3M believes the allegations in all of these cases are without merit, and is defending the actions vigorously.

Additional details regarding the four actions are as follows:

Court	Filing Date	Case Name	Case Number
Superior Court of the State of California, County of Orange	October 9, 2012	Golovoy v. Ceradyne, Inc., et al.	30-2012-00604001-CU-BT-CXC

Superior Court of the State of California, County of Orange	October 12, 2012	Kumar v. Ceradyne, Inc., et al.	30-2012-00604931-CU-SL-CXC

Court of Chancery of the State of Delaware	October 19, 2012	Fulton v. Moskowitz, et al.	C.A. No. 7965

Court of Chancery of the State of Delaware	October 19, 2012	Henderson v. Ceradyne, Inc., et al.	C.A. No. 7968

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2012

3M COMPANY

By:	/s/ Gregg M. Larson
	Name:	Gregg M. Larson
	Title:	Deputy General Counsel and Secretary

CYBORG ACQUISITION CORPORATION

By:	/s/ William R. Myers
	Name:	William R. Myers
	Title:	President and Director